UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

RADIOPHARM THERANOSTICS LIMITED
 (Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Commonwealth of Australia
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10019
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Vcorp Services, LLC
25 Robert Pitt Drive, Suite 204
Monsey, New York 10952
(Address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Deutsche Bank Trust Company Americas
1 Columbus Circle
New York, New York 10019
(212) 250-9100

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box:  ☒

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing three hundred (300) ordinary shares of Radiopharm Theranostics Limited.	N/A	N/A	N/A	N/A
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS
PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 (File No. 333-282042) previously filed by the Registrant, which is incorporated herein by reference.
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET
Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory paragraph

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center
Terms of Deposit:
	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner
	(ii)	The procedure for voting, if any, the deposited securities	Articles 14 and 15
	(iii)	The collection and distribution of dividends	Articles 13 and 14
	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 12, 14 and 15
	(v)	The sale or exercise of rights	Articles 13, 14 and 15
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 4, 6, 9, 13 and 16
	(vii)	Amendment, extension or termination of the deposit arrangements	Articles 20 and 21 (no provision for extensions)
	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 12
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 6, 8, 9, 10 and 22
	(x)	Limitation upon the liability of the depositary	Articles 10, 15, 16, 17, 18 and 21

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Article 9

Item 2. AVAILABLE INFORMATION

Radiopharm Theranostics Limited (the “Company”) is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and furnishes certain reports to, the Securities and Exchange Commission (the “Commission”).  These reports may be retrieved from the Commission’s website (www.sec.gov) and may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Form of Deposit Agreement, dated as of                        , 2024, by and among Radiopharm Theranostics Limited, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto). – Previously filed as Exhibit (a) to Form F-6 (File No. 333-282042) and incorporated herein by reference.

(a)(2)
Form of Amendment No. 1 to Deposit Agreement (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto) – Previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Form F-6 (File No. 333-282042) and incorporated herein by reference.

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and Radiopharm Theranostics Limited in effect at any time within the last three years. – Not Applicable.
(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed as Exhibit (d) to Form F-6 (File No.333-282042).
(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).
(f)	Powers of Attorney for certain officers and directors and the authorized representative of Radiopharm Theranostics Limited. – Previously filed (Form F-6, File No. 333-282042).

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Radiopharm Theranostics Limited, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on November 27, 2024.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Radiopharm Theranostics Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Tompkins
Name:	Michael Tompkins
Title:	Director

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Radiopharm Theranostics Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Livingston, New Jersey, on November 27, 2024.
Radiopharm Theranostics Limited

By:	/s/ Riccardo Canevari
Name:	Riccardo Canevari
Title:	Chief Executive Officer and Managing Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on November 27, 2024.
Signatures	Capacity

/s/ Riccardo Canevari	Chief Executive Officer and Managing Director
Riccardo Canevari

*	Chairman
Paul Hopper

*	Director and Chief Financial Officer
Phillip Hains

*	Director
Hester Larkin

*	Director
Dr. Leila Alland

*	Director
Ian Turner

The undersigned attorney-in-fact, by signing his or her name hereto, does hereby sign and execute this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 on behalf of the above-indicated directors and officers of Radiopharm Theranostics Limited pursuant to the power of attorney filed with the Commission.

* By:	/s/ Riccardo Canevari
Riccardo Canevari , as attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Radiopharm Theranostics Limited, has signed this Post-Effective No. 2 to Registration Statement on Form F-6 in Newark, Delaware, on November 27, 2024.

Puglisi & Associates, as Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS
Exhibit Number
(e)  Rule 466 Certification